HARDWARE ADDENDUM
to the
ORACLE PARTNERNETWORK
FULL USE PROGRAM DISTRIBUTION AGREEMENT
between
STRATEGIC TECHNOLOGIES, INC.
and
ORACLE AMERICA, INC.

This Hardware Addendum (the "addendum") is between Oracle America, Inc. and Strategic Technologies, Inc. ("you" and "your") and shall be governed by the terms of the Oracle PartnerNetwork Full Use Program Distribution Agreement (US-OPN-FUDA-447805-04-30-APR-10) between Oracle and you dated April 30, 2010(the "agreement") and the terms set forth below. Definitions used in the agreement shall have the same meaning under this addendum, unless expressly stated otherwise. If there is a direct conflict between a term of this addendum and a term of the agreement, the term of this addendum shall prevail with respect to the subject matter of this addendum. The following terms apply specifically to your distribution of hardware (as defined below).

1. Agreement Definitions
In the definition of "distribution rights" delete the word "programs" and replace with "programs, hardware,"

For purposes of this addendum, in the definition of "end user" delete the word "programs" and replace with "programs and/or hardware" and delete the term "end user license agreement" and replace with "end user license agreement and/or end user hardware agreement as applicable."

For purposes of this addendum, in the definition of "technical support" delete the word "programs" and replace with "programs and/or hardware."

For purposes of this addendum, in the definition of "value added package" delete the word "programs" and replace with "programs and/or hardware."

For purposes of this addendum, insert the following as new definitions at the end of section A of the agreement, Agreement Definitions:

The term "end user agreement" refers to either an end user hardware agreement or an end user license agreement.

The term "end user hardware agreement" refers to an Oracle License and Services Agreement ("OLSA") or an existing license agreement between Oracle and the end user which is approved for use by Oracle as described in Section F with the Hardware Terms Exhibit.

The term "hardware" refers to the hardware equipment (including components, options and spare parts), operating system, integrated software and related software media listed in Oracle's price list. Hardware includes hardware documentation. Operating system and integrated software include any software updates acquired through technical support. Hardware and any parts or components may be new or used.

The term "hardware documentation" refers to the hardware specifications, user manuals, and installation manuals. Hardware documentation is delivered with the hardware and/or provided online.

The term "integrated software" refers to software embedded in the hardware which is essential to hardware functionality (e.g. firmware).

2. Distribution Rights
In addition to the rights granted to you in section B of the agreement, upon execution of this addendum you and your subsidiaries may distribute Oracle hardware with your value added package. In order to distribute hardware and/or services for the hardware you and your subsidiaries must be members of the Oracle PartnerNetwork. Oracle grants you a nonexclusive, nontransferable right to distribute to end users the hardware identified as available for resale on the Sell tab in any applicable knowledge zone for which you meet the reselling criteria. Oracle grants each subsidiary that is a member of the Oracle PartnerNetwork a nonexclusive, nontransferable right to distribute to end users the hardware identified as available for resale on the Sell tab in any applicable knowledge zone for which each such

subsidiary meets the reselling criteria. All reselling criteria are subject to change at Oracle's discretion. Oracle also grants you a nonexclusive, nontransferable right to distribute services for the hardware that you distribute to end users. You may order hardware and/or services from Oracle as provided under this addendum only after you receive an end user's order for such products. The hardware and/or any services must be used only for the internal business operations of the end user. You may distribute the hardware and/or services only in conjunction with your value added package. You may not distribute the hardware and/or services to (i) yourself; (ii) to an affiliated entity; or (iii) to end users that are public sector entities. You shall not appoint any third party to distribute the hardware and/or services. Oracle may disclose information about the rights granted to you pursuant to this addendum to an Oracle Value Added Distributor ("Oracle VAD").

Oracle shall inform you of any notices and other instructions that are related to third party components (including open source software) that are included in the hardware and that Oracle is required to distribute with such hardware. These notices and other instructions shall be provided to you in at least one of the following ways, at Oracle's sole discretion: (a) automatically installed with the hardware; (b) in the hardware documentation; or (c) via a supplemental list. You shall comply with all other instructions related to third party software components (including open source software) and you shall reproduce all third party notices in an appropriate location in the value added package and/or in its related documentation and include any associated source code (to the extent such source code is provided by Oracle), as required by the applicable notices or as otherwise directed by Oracle.

Oracle may request that you acquire any third party, royalty-free license offered generally to the public that Oracle, in its reasonable discretion, determines may be necessary to avoid a claim of infringement for distribution of any hardware or other Oracle software either by Oracle or by you under the terms of this addendum. In the event you fail to acquire such license, Oracle may terminate this addendum with respect to the relevant hardware and/or other software on thirty (30) days written notice, and whether or not this addendum is terminated, Oracle shall have no obligation to indemnify you under Section I (Indemnification) for any claim of infringement that would have been avoided by the acquisition of such license.

Oracle grants you a nonexclusive, nontransferable right to distribute to end users the first year of technical support from Oracle for the hardware distributed to such end users at the time that you place the order for such hardware. If technical support is ordered for the hardware, the term of such technical support begins on the date the hardware is shipped, or ordered as otherwise stated in your order with Oracle. When you distribute first year technical support you must inform end users that technical support (including the renewal of such technical support) is subject to Oracle's technical support policies in effect at the time the services are provided. The technical support policies, incorporated in this addendum, are subject to change at Oracle's discretion; however, Oracle will not materially reduce the level of services provided for hardware during the period for which fees for technical support have been paid. You and the end user should review the policies prior to entering into the order for the applicable services. You and/or the end user may access the current version of the technical support policies for hardware at http://oracle.com/contracts. If you distribute first year technical support to an end user, you must inform the end user of the annual technical support fees that Oracle would charge for second year technical support if renewed through Oracle. You may access the current guidelines regarding the pricing of the second year of technical support at http://partner.oracle.com (log in, select Membership / Agreements & Policies).

3.   Ownership and Restrictions
Oracle or its licensors retain all ownership in the intellectual property rights to the hardware. Oracle retains all ownership and intellectual property rights to anything developed by Oracle and/or delivered to you under this addendum. Each end user may only make copies of the operating system and integrated software for archival purposes, to replace a defective copy or for program verifications. All other rights are reserved, and this addendum does not grant any rights, whether by implication, estoppel, or otherwise, other than those rights specifically described in this addendum.

The operating system and the integrated software may contain third party technology. Third party technology will be licensed to you either under the terms of this addendum or, if specified in the hardware documentation or otherwise as set forth in section B, under separate license terms ("separate terms") and not under the terms of this addendum ("separately licensed third party technology"). Oracle is required in certain cases to provide notices to you and will do so in accordance with section B. For clarity, the mere existence of such a notice will not change the terms under which third party technology is licensed to you.

Your rights to use (including without limitation the right to distribute) separately licensed third party technology under the separate terms are not restricted in any way by this addendum. However, solely with respect to separately licensed third party technology that is part of the operating system or integrated software and is used: (i) in unmodified form; (ii) as part of the operating system or integrated software; (iii) in accordance with the license grant for the relevant operating system or integrated software and all other terms and conditions of this addendum, and (iv) in compliance with the separate terms, Oracle will provide indemnification for separately licensed third party technology to the same extent as Oracle is required to provide indemnification for the operating system and/or integrated software under the terms of this addendum. Oracle will provide indemnification for third party technology that is part of the operating system and/or integrated software and not separately licensed third party technology to the same extent as Oracle is required to provide indemnification for the operating system and/or integrated software under the terms of this addendum.

For GPLv2, LGPLv2.1, GPLv3 and LGPLv3 licensed code received by you as binaries on physical media, if you would like to receive a copy of the source code ("source code") on media via postal service, submit your written request at <http://www.sun.com/secure/contact/cer.jsp?id=72f66da5-1fdc-4371-99f1-996d40226f43>. Alternatively, you can mail your written request to Attn: VP of Legal, Development and Engineering, MS-5OP7, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065. Your request should include the name and version number of the product, your name, your company name (if applicable), your return mailing address, and your email address. Certain source distributions require a fee for physical media. Should this be the case, you will be sent details on the cost and payment procedure via email. Your request must be sent within three (3) years of the date of our last delivery of the applicable product. This offer only applies if you received your operating system and/or integrated software on physical media.

You may not:
- distribute the hardware except in conjunction with the value added package;
- use the hardware except as expressly provided in this addendum;
- remove or modify any hardware markings or any notice of Oracle's or its licensors' proprietary rights;
- rent, lease, or timeshare the hardware or provide subscription services for the hardware or permit your end users to do so (unless Oracle expressly permits such access for the specific program license the end user has acquired), or distribute the hardware in any manner except as provided under this addendum;
- distribute the hardware for use in the design, construction, operation or maintenance of any nuclear facility and you acknowledge that the hardware is not designed or intended for such use;
- cause or permit reverse engineering (unless required by law for interoperability), disassembly, or decompilation of the programs (the foregoing prohibition includes but is not limited to review of data structures or similar materials produced by programs);
- disclose results of any hardware benchmark tests without Oracle's prior written consent;
- engage in any conduct that may be detrimental to Oracle or to the hardware;
- enter into any agreement which requires you to take any actions that are in conflict with the terms of this addendum.

4. Order Terms

Prior to submitting an order to Oracle, you must obtain an order from the end user for the hardware and/or services ordered. The end user order must clearly identify the hardware and/or the services being ordered and shall be subject to a valid end user hardware agreement. Each order placed by you must be complete and shall be subject to the terms of this addendum and the terms in the Partner Ordering Policy. You should review the Partner Ordering Policy prior to entering into the order for hardware and/or services. With each order for hardware and/or services you shall provide the information set out in the Partner Ordering Policy or the information in the required fields of any online ordering system and any other information required by Oracle for processing the order. Your order must be complete when submitted to Oracle and may not (a) require any concessions (including requiring Oracle to perform any obligations or to incur any liability not set forth in your order to Oracle) or (b) be changed after it is submitted to Oracle. Oracle reserves the right to accept or reject any order submitted by you in its sole discretion.

Oracle will use commercially reasonable efforts to meet the hardware delivery dates as stated in the Partner Ordering Policies. You agree to comply with the delivery requirements for the country to which the hardware will be delivered as stated in the Partner Ordering Policies. Any changes or cancellations to orders for hardware or any returns of hardware shall be subject to the Partner Ordering Policies. Unless otherwise stated in your order with Oracle, title to hardware, excluding the operating system, integrated software and any other programs, and risk of loss or damages to the hardware will pass from Oracle upon delivery in accordance with the relevant Incoterms 2000. The relevant country specific hardware shipping terms can be located on the Country Delivery Terms Table which may be accessed at http://oracle.com/contracts.

Upon request, you will provide Oracle with a copy of the end user hardware agreement and any amendments and documents that together with the end user hardware agreement form the complete end user hardware agreement, and any ordering documents or purchase agreements between you and the end user related to the order, with pricing information or any other information reasonably deemed confidential or proprietary removed because the copies you provide Oracle will not be considered confidential information. For hardware and/or services, at a minimum you must provide information related to the hardware and/or services, including but not limited to, the end user's name, the hardware and/or services distributed, the number of users, the license levels, the license grant to the end user, any definitions related to licensing metrics, the date of the order, and any other information reasonably requested by Oracle.

Where (i) the acquisition of hardware and/or technical support is financed or leased, or (ii) the end user hardware agreement or order refers to any payments other than net 30 day payment terms, then you will comply with Oracle's financing and leasing policies which can be accessed at http://partner.oracle.com (log in, select Membership / Agreements & Policies) by ensuring that the end user and any funder have received those policies, and where applicable, have acknowledged that they will comply with those policies.

5.   End User Hardware Agreement
It is your responsibility to ensure that any distribution of hardware and/or services to an end user is subject to a legally binding end user hardware agreement for the hardware and/or services that you order.   The end user hardware agreement must be a legally binding written agreement between Oracle and the end user consisting of either Oracle's current OLSA or an existing license agreement between Oracle and the end user which is approved for use by Oracle with the Hardware Terms Exhibit as applicable.

The order between you and the end user shall expressly state that the applicable order is subject to and incorporates the terms and conditions of the end user hardware agreement. Each order submitted by you to Oracle, shall specify whether the end user hardware agreement will be (a) the OLSA accepted by the end user online, (b) the OLSA executed by the end user pursuant to the Partner Ordering Policy or (c) an existing license agreement between Oracle and the end user which Oracle has approved for use in accordance with the Partner Ordering Policy with the Hardware Terms Exhibit attached as applicable.   If the order submitted by you indicates that the OLSA will be executed by the end user, you must provide the signed agreement to Oracle when you submit your order. You may obtain a copy of Oracle's current standard OLSA and Hardware Terms Exhibit at http://partner.oracle.com (log in, select Membership / Agreements & Policies). You agree to inform Oracle promptly if you are aware of any breach of an end user hardware agreement.

6.   Fees and Taxes
You may place an order for hardware and/or services with Oracle Corporation or any local majority owned subsidiary of Oracle Corporation (both of which are referred to in this addendum as an "Oracle group company") or an Oracle VAD. You agree to pay the applicable Oracle group company or the appropriate Oracle VAD a fee for hardware and/or services ordered and/or distributed under this addendum as specified in the order. Fees for hardware and/or services will be paid directly to the entity to which you submit the order. You will not be relieved of your obligation to pay any fees owed to the Oracle group company by the nonpayment of such fees by your end user. Oracle VADs and partners are free to determine the fees charged to partners and end users, respectively for hardware and services. Any order placed with the Oracle group company will be subject to the applicable Oracle price list and discount terms in effect at the time the order is submitted. To view the applicable Oracle price lists and discount terms, you must log into the OPN web site at http://partner.oracle.com (log in, select Membership / Agreements & Policies). It is your responsibility to access the applicable Oracle price lists to obtain current information. If the applicable Oracle price list changes after you issue a valid written quote for hardware and/or services to an end user, for 90 days after the date you submit the quote to the end user, the fee applicable to the hardware and/or services identified in the quote shall be based on the Oracle price list in effect on the date you submitted the quote to the end user.

All fees payable to the applicable Oracle group company are due within 30 days from the invoice date. You agree to pay any freight charges in accordance with Oracle's Freight Charging Policies in the Order and Delivery Policies which are available at http://partner.oracle.com (log in, select Membership / Agreements & Policies). You also agree to pay any sales, value-added, customs, levies or other similar taxes imposed by applicable law that the applicable Oracle group company must pay based on the hardware and/or services you ordered, except for taxes based on Oracle's income.   You agree and you will obtain your end users' written agreement that you and your end users have not relied on the future availability of any hardware or services in entering into the payment obligations in the applicable order, however, (a) if you order technical support for hardware for distribution to end users, the preceding sentence does not relieve Oracle of its obligation to provide updates to such end users, if-and-when available, in accordance with Oracle's then current technical support policies and (b) the preceding sentence does not change the rights granted to your end users for any program licensed by Oracle under the applicable order per the terms of the applicable order and this addendum. Oracle reserves the right to check your credit rating periodically during the term of this addendum and to modify these payment terms in the event that there is a material change in your credit rating. Fees listed in this addendum are exclusive of value added tax and/or similar sales taxes. Such taxes shall be charged at the appropriate rate by the applicable Oracle group company in addition to its stated fees and shall be shown separately on the relevant invoice. Payments shall be in U.S. dollars or in the local currency designated by the applicable Oracle group company. Upon your submission of an order to the applicable Oracle group company, this payment obligation is non-cancelable, and the sum paid is nonrefundable, is not subject to set-off for any reason, and is not subject to the completion or occurrence of any event after the date your order is submitted to Oracle, other than the shipment of hardware by Oracle if required and Oracle's obligation to provide annual technical support services to end users if ordered.

7.   Warranties, Disclaimers and Exclusive Remedies
Warranties that apply to the end user's use of the hardware are provided to the end user pursuant to the end user hardware agreement.

TO THE EXTENT PERMITTED BY LAW, THESE WARRANTIES ARE EXCLUSIVE AND THERE ARE NO OTHER EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS INCLUDING WARRANTIES OR CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

8.   Indemnification
For purposes of your distribution of hardware under the agreement and this addendum or hardware and programs under the agreement and this addendum, delete section I of the agreement and replace with the following:

"If a third party makes a claim against you that any program and/or hardware infringes their intellectual property rights based on your distribution of the programs and/or hardware in accordance with the terms of this agreement, Oracle, at its sole cost and expense, will defend you against the claim and indemnify you from the damages, liabilities, costs and expenses awarded by the court to the third party claiming infringement or the settlement agreed to by Oracle, if you do the following:
- notify the General Counsel, Oracle Legal Department, promptly in writing, not later than 30 days after you receive notice of the claim (or sooner if required by applicable law);
- give Oracle sole control of the defense and any settlement negotiations; and
- give Oracle the information, authority, and reasonable assistance Oracle needs to defend against or settle the claim.

If Oracle believes or it is determined that any of the programs and/or hardware may have violated a third party's intellectual property rights based on your distribution of the programs and/or hardware, Oracle may choose to either modify the program and/or hardware to be non-infringing (while substantially preserving its utility or functionality) or obtain a license to allow for continued use, or if these alternatives are not commercially reasonable, Oracle may end the license for the applicable program and/or hardware and refund any fees you may have paid to Oracle for it and any unused, prepaid technical support fees you have paid to Oracle for the applicable product. Oracle will not indemnify you if you alter a program or hardware or distribute it for purposes outside the scope of use identified in the user documentation or if you distribute a version of the program or hardware which has been superseded, if the infringement claim could have been avoided by distributing an unaltered current version of the program or hardware which was provided to you. Oracle will not indemnify you to the extent an infringement claim is based upon a program or hardware not provided by Oracle. Oracle will not indemnify you to the extent that an infringement claim is based upon the combination of any program or hardware with any products or services not provided by Oracle. Oracle will not indemnify you for infringement caused by your actions against any third party if the Oracle program(s) or hardware as delivered to you and distributed in accordance with the terms of this agreement would not otherwise infringe any third party intellectual property rights. Oracle will not indemnify you for any infringement claim that is based on: (1) a patent that you were made aware of prior to the effective date of this agreement (pursuant to a claim, demand, or notice); or (2) your actions prior to the effective date of this agreement. If a third party makes a claim against Oracle that a program or hardware, when used in combination with any product or services provided by you, infringes their intellectual property rights, and such claim would have been avoided by the exclusive use of the program or hardware, you will indemnify Oracle. This section provides your exclusive remedy for any infringement claims or damages."

9.   Term and End of Agreement

The term of this addendum shall commence on its effective date below and shall co-terminate with the agreement unless terminated earlier as provided herein or in the agreement. If your membership in the Oracle PartnerNetwork expires or is terminated, you will not be permitted to distribute the hardware and/or services for the hardware until your membership is made current. When this addendum expires or terminates, in order to keep distributing the hardware and/or services for the hardware, you must execute the then current version of Oracle's distribution agreement and the agreement will be subject to acceptance by Oracle, and Oracle may require you to complete certain training and assessment requirements to Oracle's satisfaction. If either of us breaches a material term of this addendum and fails to correct the breach within 30 days of written specification of the breach, then the breaching party is in default and the non-breaching party may terminate this addendum. If Oracle ends this addendum as specified in the preceding sentence, you must pay within 30 days from notification of the termination all amounts which have accrued prior to such end, as well as sums remaining unpaid for hardware and/or services received under this addendum plus related taxes and expenses. If Oracle ends the license for a program under the Indemnification section, you must pay within 30 days from notification of the termination all amounts remaining unpaid for services related to such license which have accrued prior to such end plus related taxes and expenses. In addition, if Oracle terminates this addendum as provided under this section, Oracle also may terminate your Oracle PartnerNetwork agreement and your membership in the Oracle PartnerNetwork. Except for nonpayment of fees, the non-breaching party may agree, in its sole discretion, to extend the 30 day period for so long as the breaching party continues reasonable efforts to cure the breach. You agree that if you are in default under this addendum, you may not place orders for and/or distribute the hardware and/or services and Oracle has the right to cancel any orders that you have placed but that have not yet shipped. You agree that if you have used an Oracle Finance Division Contract to pay for fees due under this addendum and you are in default under that contract, you may not distribute the hardware and/or services that are subject to such contract. You also agree that when this addendum expires or is terminated you will promptly notify Oracle if you have any hardware that has not yet been delivered to the end user, the net invoice price of such hardware and an estimate of the then fair market value of such hardware. Oracle will have the right of first refusal to repurchase such hardware at the lower of net invoice price or the then fair market value as may be adjusted for any amounts due but unpaid pursuant to this addendum. Provisions that survive termination or expiration are those relating to limitation of liability, infringement indemnity, payment, ethical business practices, and others which by their nature are intended to survive.

10.   Trademarks and Copyrights

You are authorized to use Oracle's trademarks and service marks (the "Oracle trademarks") to refer to the associated Oracle products and services. Your use of the Oracle trademarks shall comply with Oracle's Third Party Usage Guidelines for Oracle Trademarks, and all goodwill based upon use of the Oracle trademarks shall inure to Oracle's benefit. Oracle's Third Party Usage Guidelines for Oracle Trademarks, incorporated in this addendum, are subject to change. You may access Oracle's Third Party Usage Guidelines for Oracle Trademarks at http://www.oracle.com/html/3party.html. In marketing, promoting or licensing the hardware and/or services, you agree to make it clear that Oracle is the source of the hardware and/or services. You shall retain all notices, including copyright and trademark notices, on the operating system and integrated software and any copies of the operating system and integrated software. You shall not modify the hardware and shall deliver the hardware exactly as you receive them or have Oracle deliver the hardware.

11.   Relationships between Parties

For purposes of your distribution of hardware under the agreement and this addendum, in section M of the agreement, delete the word "software" and replace with "software or hardware".

12.   Entire Agreement

For purposes of your distribution of hardware under the agreement and this addendum, in section Q of the agreement, delete the word "program" and replace with "programs, hardware,"

13.   Limitation of Liability

For purposes of your distribution of hardware under the agreement and this addendum or hardware and programs under the agreement and this addendum, delete section R of the agreement and replace with the following:

"NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, OR ANY LOSS OF PROFITS, REVENUE, DATA, OR DATA USE. ORACLE'S MAXIMUM LIABILITY FOR ANY DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR YOUR ORDER, WHETHER IN CONTRACT OR TORT, OR OTHERWISE, SHALL BE LIMITED TO (A) THE AMOUNT OF FEES YOU PAID ORACLE UNDER THIS AGREEMENT, AND IF SUCH DAMAGES RESULT FROM YOUR

DISTRIBUTION OF PROGRAMS, HARDWARE OR SERVICES OR LEARNING CREDITS, SUCH LIABILITY SHALL BE LIMITED TO THE FEES YOU PAID ORACLE FOR THE DEFICIENT PROGRAM, HARDWARE OR SERVICES OR RELEVANT LEARNING CREDITS GIVING RISE TO THE LIABILITY OR (B) IF YOU ORDERED PROGRAMS, HARDWARE, LEARNING CREDITS, AND/OR SERVICES THROUGH AN ORACLE VAD, THE AMOUNT OF FEES THAT YOU WOULD HAVE PAID TO ORACLE UNDER THIS AGREEMENT HAD YOU ORDERED DIRECTLY FROM ORACLE, AND IF SUCH DAMAGES RESULT FROM YOUR DISTRIBUTION OF PROGRAMS, HARDWARE, OR SERVICES OR LEARNING CREDITS, SUCH LIABILITY SHALL BE LIMITED TO THE FEES THAT YOU WOULD HAVE PAID ORACLE FOR THE DEFICIENT PROGRAM, HARDWARE OR SERVICES OR RELEVANT LEARNING CREDITS GIVING RISE TO THE LIABILITY HAD YOU ORDERED DIRECTLY FROM ORACLE. "

14. Export

For purposes of your distribution of hardware under this addendum and the agreement, delete section S of the agreement and replace with the following:

"You agree that U.S. export control laws and other applicable export and import laws govern your use of the, hardware and any technical data. You shall comply strictly with all such laws, and in particular:
- shall obtain any export licenses for the hardware and any technical data after delivery by Oracle as may be required by the export laws;
- shall not market, sell or otherwise provide the hardware and any technical data to any individual or entity whom you know or have reason to know is involved in any activity prohibited by these laws, including, without limitation, the design, development, production or use of missiles, chemical/biological, nuclear or other weapons of mass destruction;
- shall not transfer, export or re-export the hardware and any technical data to any entity identified on the most current U.S. government export exclusion lists, or to any country subject to U.S. embargo or terrorist controls as identified in the U.S. export laws;
- shall provide end user information upon Oracle's request; and
- acknowledge that Oracle may, at its reasonable discretion and upon notice to you, reject certain previously accepted orders for purposes of complying with export control laws.

Oracle may audit and request copies of your records to ensure compliance with export laws, and you shall implement any corrective action recommended by Oracle as a result of such audit findings.

Export controls on servers, system boards, and CPU's. You acknowledge that U.S. export laws restrict the performance level of computers that may be exported, or re-exported to/within certain countries and may require export and/or re-export licenses prior to shipment. You agree not to transfer, export, manufacture, enhance or upgrade the hardware in violation of these controls. You further agree that you will abide by the conditions of any export licenses under which Oracle shipped to you the hardware, technical data, and any other items. You also agree to comply with export laws requiring governmental permissions to expand, activate or enhance the hardware.

You shall include the following notice on packing lists, commercial invoices, shipping documents and other documents involved in the transfer, export or re-export of the hardware: *"These commodities, technology or software were exported from the United States in accordance with the Export Administration Regulations. Diversion contrary to U.S. law is prohibited."*"

15. Other

You agree that you will keep accurate books and records in connection with the activities under this addendum. Upon 45 days written notice, Oracle may audit your distribution of the hardware and services and your activities under this addendum. Any such audit shall not unreasonably interfere with your normal business operations. You agree to cooperate with Oracle's audit and provide reasonable assistance and access to information including but not limited to relevant books, records, agreements, servers, technical personnel, and order reporting systems. Upon Oracle's request, you will also provide to Oracle a system generated list of the Oracle hardware and/or services distributed to end users under this addendum during the time period specified by Oracle and any supporting documentation requested by Oracle pursuant to the terms of Section 4 Order Terms for the purposes of validating the completeness and accuracy of your obligations under this addendum. You agree to pay within 30 days of written notification any fees applicable to your distribution of the hardware and/or services in excess of your rights and any underpaid fees. If you do not pay, Oracle can end your technical support and this addendum and/or may choose not to accept your application to renew this addendum at such time of renewal. Upon Oracle's request, you agree to audit end user(s) and report the findings to Oracle, or assign your right to audit end user(s) to Oracle. You agree that Oracle shall not be responsible for any of your costs incurred in cooperating with this audit.

The effective date of this Addendum shall be <u>October 18</u>, 201<u>0</u> *[to be completed by Oracle]*

PARTNER:	STRATEGIC TECHNOLOGIES, INC.	ORACLE AMERICA, INC.

PARTNER ADDRESS: <u>361 Greyson Drive, Cary NC 27511</u>

PARTNER FAX NO.: <u>919-379-8100</u>

Authorized Signature: _____   Authorized Signature:

Name: <u>Bob McCarthy</u>   Name: **Matthew Kuczynski**

Title: <u>President</u>   Title: Contract Specialist

Signature Date: <u>10/18/2010</u>   Signature Date: October 18, 2010